Mail Stop 3010

July 14, 2009

Via U.S. Mail and Facsimile 949.462.7444

Mr. Steven L. Brake
Treasurer
Del Taco Restaurant Properties IV
25521 Commercentre Drive
Lake Forest, CA 92630

      Re: **Del Taco Restaurant Properties IV**
               Form 10-K for fiscal year ended December 31, 2008
               Filed March 11, 2009
               File No. 33-13437

Dear Mr. Brake:

      We have reviewed your filing and have the following comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 15. Exhibits and Financial Statement Schedules

Exhibits 31.1 and 31.2

1.   We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please file an amendment to your Form 10-K to include the introductory language addressing internal control over financial reporting as required in paragraph 4. The amendment should include the entire report and new, corrected certifications as set forth in Item 601(b)(31) of Regulation S-K.   Please also amend your Form 10-Q for the quarter ended March 31, 2009.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3782 if you have questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant